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CHRISTOPHER DAILEY christopher.dailey@dechert.com +1 617 728 7121 Direct +1 617 275 8396 Fax

October 9, 2020

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust

File Nos. 033-17619 and 811-05349

Goldman Sachs Variable Insurance Trust

File Nos. 333-35883 and 811-08361

(together, the “Registrants”)

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me, Brenden Carroll, and Christopher Dotson of Dechert LLP during a recent telephonic discussion on September 24, 2020 with respect to your review of the Registrants’ preliminary proxy materials filed with the Securities and Exchange Commission on September 18, 2020 (“Preliminary Proxy Materials”). We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Materials.

1.

Comment: Within the “Question and Answers – Questions Specific to Proposal 1” section of the proxy statement, please discuss the anticipated benefits to shareholders if the Funds’ proposed change in sub-classification is approved.

Response: The Registrant confirms it will incorporate the following disclosure before the last sentence in the “Question and Answers – Questions Specific to Proposal 1” section in response to this comment:

For example, due to the limitations imposed on a diversified fund’s investments in any one issuer, a Fund may be prevented from adding to its positions in certain stocks that the portfolio managers might view favorably. Shareholders may benefit from the flexibility afforded to non-diversified funds to place additional investments in certain issuers.

2.

Comment: If the change in sub-classification from diversified to non-diversified of any Fund will result in any changes to the investment objective or principal investment strategies of the Fund, please disclose within the “Proposal 1” section of the proxy statement.

Response: The Registrants confirm there will be no changes to the investment objectives or principal investment strategies of the Funds as a result of the change in sub-classification from diversified to non-diversified.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7121 if you wish to discuss this correspondence further.

Sincerely,

/s/ Christopher Dailey
Christopher Dailey

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Christopher Dotson, Dechert LLP